Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Mirzayantz Nicolas	2. Issuer Name and Ticker or Trading Symbol International Flavors & Fragrances Inc. (“IFF”)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) Vice President
(Last) (First) (Middle) c/o International Flavors & Fragrances Inc. 521 West 57th Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/14/03
(Street) New York, NY 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/14/03		M		7,768	A	$17.9375
Common Stock	2/14/03		S		7,768	D	$32.00
Common Stock	2/18/03		M		1,700	A	$17.9375
Common Stock	2/18/03		S		1,700	D	$32.00
Common Stock								1,748(1)	D
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy)(2)	$17.9375	2/14/03		M			One	(3)	(4)	Common Stock	7,768	$0.00		D
Option (Right to Buy)(2)	$17.9375	2/18/03		M			One	(3)	(4)	Common Stock	1,700	$0.00	Twelve (5)	D
Explanation of Responses:

(1)     Includes 513 shares acquired under the IFF Global Employee Stock Purchase Plan as of December 31, 2002.
(2)     Stock options granted under Issuer’s stock option plans.
(3)     The options vest in four equal installments each based on Issuer’s Common Stock achieving certain pre-established price targets.
(4)     The earlier of 11/14/07 or six months and one day after Issuer’s Common Stock achieves a pre-established price target.
(5)     Covering an aggregate of 156,532 shares of Issuer’s Common Stock.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ DENNIS M. MEANY **Signature of Reporting Person Dennis M. Meany Attorney-in-fact	February 18, 2003 Date
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